UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated March 13, 2002

Global Light Telecommunications Inc.
(Translation of Registrant's name into English)

530 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F__________ Form 40-F___X___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes __________ No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: ____________________
Donald D. MacFayden
Chief Financial Officer

Date: March 19, 2002

Global Light
Telecommunications Inc

AMEX:GBT

March 13, 2002

BESTEL ANNOUNCES ITS RESULTS FOR 2001 and the QUARTER ENDED DECEMBER 31, 2001

Vancouver, British Columbia – March 13, 2002 – Global Light Telecommunications Inc. ("Global Light") (*AMEX: GBT*) reports that its affiliate, Bestel, S.A. de C.V. ("Bestel") has announced its results for 2001 and for the three months ended December 31, 2001.

Bestel reported that revenue during the three months ended December 31, 2001 was US$24.5 million representing a 164% increase over revenue of US$14.9 million for the fourth quarter of 2000. Revenue for the 12 months ended December 31, 2001 was US$90.5 million representing a 206% increase over revenue of US$43.9 million realized during 2000. Bestel also reported that EBITDA for the fourth quarter of 2001 was US$2.2 million. EBITDA for the year ended December 31, 2001 increased to US$16.1 million from US$0.9 million for 2000.

Bestel also reported that the EBITDA margin for the year 2001 was 17.8% and for the fourth quarter of 2001 it was 9%. Reflecting the common environment in the global telecommunications sector Bestel also reported that the composition of its long distance services provided in the fourth quarter of 2001 included lower margin services which contributed to reduced margin levels in the fourth quarter. In addition, the EBITDA margin in the third quarter of 2001 reflected the impact of the agreement Bestel reached with Telmex during that quarter regarding special projects charges. This agreement included reduced interconnection and resale rates retroactive to January 2001.

Operations in the current telecommunications environment will be affected by the impact of short term factors such as continued pricing pressures, changes in settlement rates, slower growth in higher margin segments, limited financing alternatives, and the impact on service providers from carriers and customers in a distressed financial state. Bestel reported that its results for 2002 will obviously reflect these conditions and noted that Global Crossing was a significant customer in 2001.

A proposed equity investment in the aggregate amount of US$25 million to be funded during the course of 2002 is under discussion among the shareholders of Bestel. The Company intends to participate in this equity funding during 2002 to the extent of its proportionate interest, subject to market conditions. Bestel's funding requirements for 2002 will require a balance between its internal capital projects, debt service payments, and ongoing operations and the timing and amounts of external funding. Bestel noted that in light of the uncertainties associated with the current telecommunications environment additional external funding may be required during 2002 under its current operating plan.

Gordon Blankstein, Chairman and Chief Executive Officer of Global Light, stated, "*We are very pleased with Bestel's operating performance in 2001 in light of the difficulties which the telecommunications sector has experienced worldwide. The challenges ahead for Bestel in 2002 will not be any less significant, but, we are confident that Bestel, through sound financial and operational management combined with the benefits and advantages of a technologically advanced and low cost network and a favourable competitive environment in Mexico, will continue to establish itself as a key and significant operator within Mexico. Bestel's prospects for 2002 will be further enhanced as growth opportunities within the telecommunications sector in Mexico emerge as that economy continues to develop.*"

About Bestel

Bestel is a facilities-based telecommunications company in Mexico that provides domestic and international broadband services to carriers, wholesalers and corporate customers. Bestel designed, constructed and operates a next-generation fiber optic network extending more than 4,100 km utilizing Mexican railroad rights of way. The network extends into the southern part of the United States. Bestel also has over 500 km of metropolitan rings for local access in the major cities of Mexico and over 3,000 km in additional network capacity in swapped, leased and purchased fiber.

About Global Light

Global Light Telecommunications Inc. (*AMEX: GBT*) develops telecommunications projects, providing management, financial and business planning and administration, communication, technical and other services as required. In addition to Bestel, Global Light holds an interest in New World Network Holdings, Ltd., which holds an approximate 86% interest in ARCOS-1 (Americas Region Caribbean Ring System) which has constructed an 8,600 km state-of-the-art submarine broadband fiber optic network through the Caribbean which connects the U.S., Mexico, Central America, South America and the Caribbean, and provides advanced, high-speed bandwidth capacity to carriers, telecommunications companies and Internet Service Providers.

For further Information:

Robert Blankstein
Global Light Telecommunications, rblankstein@gbttelecom.com
604-688-0553 or 888-234-4423

www.gbttelecom.com

No stock exchange has reviewed or approved the contents of this press release. The Canadian Venture Exchange Inc. does not accept responsibility for the accuracy or adequacy of this press release.

This press release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Bestel's and Global Light's actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include: statements regarding the impact on operations of short term factors affecting the telecommunications sector such as continued pricing pressures, changes in settlement rates, slower growth in higher margin segments, limited financing alternatives, and the impact on operations of carriers and customers in a distressed financial state; expectations regarding Bestel's financial position and its expected funding requirements for 2002 and Global Light's expected participation in Bestel's equity funding program; statements regarding Bestel's financial and operational management; and the expected development of growth opportunities within the telecommunications sector in Mexico. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as uncertainties related to the telecommunications industry, risks related to delays in construction and installation of additional routes and capacity on Bestel's network, risks related to increased construction costs and costs related to the development of Bestel's business and marketing operations, demand for fiber optic and telecommunications services, risks related to obtaining the funding necessary to meet ongoing financial obligations including debt service payments, fluctuating results related to economic risks, risks related to the political and economic environment in Mexico and other risks more specifically detailed in Global Light's reports and filings filed with the Securities and Exchange Commission. Global Light disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BESTEL

Bestel, S. A. de C. V. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2000 and 2001

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001, except share data)

(MEXICAN GAAP – Preliminar)

	December 31, 2000	December 31, 2001 (Unaudited)	Thousands of U.S. dollars (Convenience Translation) 2001 (Unaudited)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	Ps. 155,340	Ps. 180,399	$ 19,715
Trade receivables, net of allowance for doubtful accounts of Ps.1,409 and Ps.11,605 respectively	152,765	131,417	14,362
Other accounts receivable	136,298	35,302	3,858
Total current assets	444,403	347,118	37,935
TELECOMMUNICATIONS NETWORK AND EQUIPMENT- Net	2,728,486	2,760,571	301,701
PREOPERATING COSTS - Net	39,183	32,608	3,563
CONCESSIONS AND ORGANIZATION COSTS - Net	56,148	52,091	5,693
DEFERRED DEBET ISSUANCE COST - Net	36,644	28,207	3,082
INTERCONNECTION RIGHT TO TELMEX NETWORK - Net	--	243,716	26,635
OTHER ASSETS	7,004	5,878	642
TOTAL	Ps. 3,311,868	Ps. 3,470,189	$ 379,251
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Current portion of long-term debt	Ps. 349,674	Ps. 109,089	$ 11,922
Due to telecommunications construction v endors	82,383	158,640	17,337
Accounts payable-trade	85,971	65,361	7,143
Accrued expenses and other	74,395	79,455	8,683
Due to affiliates	30,094	64,509	7,050
Total current liabilities	622,517	477,054	52,135
DEFERRED REVENUES	--	52,843	5,775
DUE TO TELMEX FOR INTERCONNECTION RIGHT	--	70,047	7,655
LONG-TERM DEBT	1,584,905	1,497,617	163,673
DEFERRED INCOME TAX	153,623	151,578	16,565
Total liabilities	2,361,045	2,249,139	245,803
SHAREHOLDERS' EQUITY:			
Common stock, no par value 9,574,546 and 12,984,856 shares issued and outstanding at December 31, 2000 and September 30, 2001, respectively	1,036,010	1,237,201	135,213
Unpaid common stock	(259,534)	(146)	(15)
Additional paid-in capital	50,879	50,879	5,560
Retained earnings	220,071	29,258	3,197
Cumulative effect of deferred income tax	(96,603)	(96,603)	(10,557)
Total sharcholders' equity	950,823	1,221,050	133,448
TOTAL	Ps. 3,311,868	Ps. 3,470,189	$ 379,251

Financial Statements are provided here as a reference, and have to be read in conjunction with notes to financial statements and other notes otherwise available in current or previous filings of the company.

BESTEL

Bestel, S. A. de C. V. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001, except share and per share data)

(Mexican GAAP - Preliminar)

	Three Months Ended December 31, 2000	Three Months Ended December 31, 2001 *(Unaudited)*	Thousands of U.S. Dollars (Convenience Translation) 2001 *(Unaudited)*	Year ended December 31, 2000	Year ended December 31, 2001 *(Unaudited)*	Thousands of U.S. Dollars (Convenience Translation) 2001 *(Unaudited)*
REVENUES:						
Telecommunication and data services	Ps. 154,442	Ps. 224,707	$ 24,558	Ps. 420,310	Ps. 827,681	$ 90,456
Sales of dark fiber	399	—	—	20,034	—	—
	154,841	224,707	24,558	440,344	827,681	90,456
COSTS AND EXPENSES:						
Interconnection costs	56,343	100,808	11,017	146,803	309,862	33,864
Cost of sales of dark fiber	3	—	—	1,983	—	—
Network maintenance	28,792	23,686	2,588	84,298	95,982	10,489
Depreciation and amortization	56,257	62,317	6,810	208,144	242,900	26,546
Sales, general and administrative expenses	65,422	80,388	8,785	198,200	274,897	30,043
	206,817	267,199	29,200	639,428	923,641	100,942
OPERATING (LOSS) INCOME	(51,976)	(42,492)	(4,643)	(199,084)	(95,960)	(10,486)
NET COMPREHENSIVE FINANCING (COST) INCOME:						
Exchange (loss) gain - net	(38,633)	71,262	7,788	(16,357)	82,549	9,021
Interest expense	(82,685)	(47,693)	(5,212)	(264,053)	(248,547)	(27,163)
Interest income	2,864	1,219	133	7,469	8,681	948
Translation adjustment	(418)	3,503	382	(405)	(4,174)	(456)
Monetary position gain	60,516	22,451	2,453	193,269	67,273	7,352
	(58,356)	50,742	5,544	(80,077)	(94,218)	(10,298)
OTHER INCOME (EXPENSES) – Net	(8,496)	5,331	582	(1,482)	6,714	733
INCOME (LOSS) BEFORE INCOME TAX	(118,828)	13,581	1,483	280,643	(183,464)	(20,051)
INCOME TAX BENEFIT - Deferred	(26,924)	56,379	6,161	(64,311)	7,350	803
NET INCOME (LOSS)	Ps. (91,904)	Ps. (42,798)	$ (4,678)	Ps. (216,332)	Ps. (190,814)	$ (20,854)
BASIC INCOME (LOSS) PER SHARE	Ps. (12.69)	Ps. (2.70)	$ (0.30)	Ps. (29.88)	Ps. (14.32)	$ (1.56)
WEIGHTED AVERAGE SHARES OUTSTANDING	7,239,943	15,806,675		7,239,943	13,321,467	
DILUTED INCOME (LOSS) PER SHARE	Ps. (12.69)	Ps. (2.70)	$ (0.30)	Ps. (29.88)	Ps. (14.32)	$ (1.56)
WEIGHTED AVERAGE SHARES OUTSTANDING	7,239,943	15,806,675		7,239,943	13,321,467	

Financial Statements are provided here as a reference, and have to be read in conjunction with notes to financial statements and other notes otherwise available in current or previous filings of the company.